SEC
Mail Processing
Section

MAY 25 2011

Washington, DC
107

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washingto[n]

11021955

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9173

AP 5/27

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

818 Main Ave
(No. and Street)

Fargo	ND	58102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Medhus 701-293-9434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

4310 17th Ave S	Fargo	ND	58103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 5/27

OATH OR AFFIRMATION

I, Robert Medhus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Financial Services, Inc., as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN C. LACOE
Notary Public
State of North Dakota
My Commission Expires Mar. 12, 2016

[signature]
Signature

Pres
Title

[signature: Kathleen C. LaCoe]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
March 31, 2011 and 2010

Associated Financial Services, Inc.

(A Wholly-Owned Subsidiary of RTM, Ltd.

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.

Table of Contents

EideBailly®

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Associated Financial Services, Inc.
(A Wholly-Owned Subsidiary of RTM, LTD.)
Fargo, North Dakota

We have audited the accompanying statements of financial condition of Associated Financial Services, Inc. (a wholly-owned subsidiary of RTM, Ltd.) as of March 31, 2011 and 2010, and the related statements of income (loss), partners' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Financial Services, Inc. as of March 31, 2011 and 2010and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Eide Bailly LLP

Fargo, North Dakota
May 19, 2011

www.eidebailly.com

4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2011 AND 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash - general funds	$ 12,758	$ 13,215
Securities available for sale	12,920	10,560
Commissions receivable	19,092	12,280
Note receivable - Officer	76,300	17,476
Receivable-other	75	-
Prepaid rent	-	600
	$ 121,145	$ 54,131
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 34	$ 145
Accrued expenses		
Commissions payable	36,006	8,466
Income taxes	7,900	-
Payroll taxes	657	242
Total current liabilities	44,597	8,853
STOCKHOLDER'S EQUITY		
Common stock, par value $10 per share		
Authorized, 9,000 shares		
Issued, 2,000 shares	20,000	20,000
Additional paid-in capital	3,000	3,000
Retained earnings	59,828	30,918
Accumulated other comprehensive income (loss)		
Unrealized losses on marketable securities	(6,280)	(8,640)
	76,548	45,278
	$ 121,145	$ 54,131

See Notes to Financial Statements

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2011 AND 2010

	2011	2010
OPERATIONS		
REVENUE		
Commissions	$ 258,011	$ 185,035
Interest	1,742	922
Miscellaneous	8,615	5,289
	268,368	191,246
OPERATING EXPENSES		
Commissions	151,192	93,816
Other salaries	35,350	32,800
Office rent and utilities	7,200	11,533
Employee benefits	6,196	6,685
Professional services	5,813	5,144
Travel	5,550	4,250
Meals and entertainment	5,499	3,156
Telephone and postage	4,361	4,679
Dues, fees and insurance	2,713	3,446
Payroll taxes	2,267	2,818
Office supplies	2,245	7,654
Advertising	1,080	1,088
Equipment rental	462	460
Donations	110	130
Miscellaneous	20	651
	230,058	178,310
INCOME BEFORE INCOME TAXES	38,310	12,936
INCOME TAXES	7,900	3,300
NET INCOME	30,410	9,636
OTHER COMPREHENSIVE INCOME		
Unrealized holding gains on investments	2,360	770
TOTAL COMPREHENSIVE INCOME	$ 32,770	$ 10,406

See Notes to Financial Statements

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED MARCH 31, 2011 AND 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, MARCH 31, 2009	$ 20,000	$ 3,000	$ 22,282	$ (9,410)	$ 35,872
Net income	-	-	9,636	-	9,636
Unrealized gain on marketable securities			-	770	770
Distributions	-	-	(1,000)	-	(1,000)
BALANCE, MARCH 31, 2010	20,000	3,000	30,918	(8,640)	45,278
Net income	-	-	30,410	-	30,410
Unrealized gain on marketable securities			-	2,360	2,360
Distributions	-	-	(1,500)	-	(1,500)
BALANCE, MARCH 31, 2011	$ 20,000	$ 3,000	$ 59,828	$ (6,280)	$ 76,548

See Notes to Financial Statements

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2011 AND 2010

	2011	2010
OPERATING ACTIVITIES		
Net income	$ 30,410	$ 9,636
Changes in assets and liabilities		
Commissions receivable	(6,812)	(2,949)
Receivable - other	(75)	-
Prepaid rent	600	(600)
Accounts payable	(111)	95
Accrued expenses	35,855	3,227
NET CASH FROM OPERATING ACTIVITIES	59,867	9,409
INVESTING ACTIVITY		
Net repayments of (advances on) note receivable from officer	(58,824)	3,911
FINANCING ACTIVITY		
Distributions	(1,500)	(1,000)
NET CHANGE IN CASH	(457)	12,320
CASH AT BEGINNING OF YEAR	13,215	895
CASH AT END OF YEAR	$ 12,758	$ 13,215

See Notes to Financial Statements

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Associated Financial Services, Inc. (a wholly-owned subsidiary of RTM, Ltd.) is a North Dakota corporation operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Fargo, North Dakota with representatives in various locations in North Dakota. The Company's primary source of revenue is providing brokerage services to its customers.

The Company operates under the provisions of Paragraph (k)(2)(I) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(I) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the activities as a broker/dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between itself and its customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers."

Security Transactions

Commission revenue and expenses are reflected in these financial statements as of the trade date.

Income Taxes

The Company files its income tax returns on a consolidated basis with its parent company, RTM, Ltd. The Company's provision for income taxes is determined using the separate return method. Income taxes are paid by RTM, Ltd. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. RTM, Ltd.'s federal and state income tax returns prior to fiscal year 2008 are closed.

During 2010, the Company implemented FASB ASC 740-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*). In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At March 31, 2011 and 2010, the Company had no tax positions that would not be upheld under examination.

Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended March 31, 2011 and 2010, there were no interest or penalties recorded in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all certificates of deposit to be cash equivalents.

(continued on next page)

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with the provisions of FASB Statement No. 157, *Fair Value Measurements*, which provides a framework for measuring fair value under generally accepted accounting principles.

Statement No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 also establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels.

Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Commissions Receivable

Commissions receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments.

Investments

The Company classifies its marketable equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Comprehensive Income

Comprehensive income includes net income and the change in unrealized gains (losses) on investments. Cumulative net comprehensive income is reported as a component of stockholder's equity on the balance sheet.

Advertising

Costs for advertising are expensed as incurred.

Subsequent Events

The Company has evaluated subsequent events through April 22, 2011, the date which the financial statements were available to be issued.

NOTE 2 - OPERATING LEASE

The Company leases its office space under a monthly operating lease. During 2010, the Company was required to pay utilities on its former office space. Office lease payments, including utilities, for the years ended March 31, 2011 and 2010 were $7,200 and $10,183, respectively.

(continued on next page)

NOTE 3 - RELATED PARTY TRANSACTIONS

As of March 31, 2011 and 2010, the Company's unsecured 4 percent note receivable balance from one of its officers, due on demand, was $76,300 and $17,476, respectively. Interest income from this note receivable totaled $1,723 and $889 in the years ended March 31, 2011 and 2010, respectively.

NOTE 4 - FAIR VALUE OF ASSETS

Assets measured at fair value on a recurring basis at March 31, 2011 and 2010, respectively, are as follows:

	2011		
Available-for-Sale Securities	Cost	Gross Unrealized Loss	Fair Value
NASDAQ OMX Group Inc.	$ 19,200	$ (6,280)	$ 12,920

	2010		
Available-for-Sale Securities	Cost	Gross Unrealized Loss	Fair Value
NASDAQ OMX Group Inc.	$ 19,200	$ (8,640)	$ 10,560

The Company identifies cost on the first-in first-out basis.

The related fair values of these assets are determined as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Observable (Level 2)	Unobservable Inputs (Level 3)
March 31, 2011			
Available-for-sale securities	$ 12,920	$ -	$ -
March 31, 2010			
Available-for-sale securities	$ 10,560	$ -	$ -

The fair value for available-for-sale securities is determined by reference to quoted market prices.

Unrealized gains of $2,360 in 2011 and $770 in 2010 are reported in the statements of operations and comprehensive income as a component of other comprehensive income.

(continued on next page)

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of March 31, 2011 and 2010, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2011	2010
Net capital ratio	**(26.39:1)**	.40:1
Net capital - See Note 8	**$ (1,690)**	$ 21,922
Net capital requirement	**$ 5,000**	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 7 - INCOME TAXES

The provisions for income taxes consist of current federal and state taxes due. The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

NOTE 8 - SUBSEQUENT EVENT

The Company was out of compliance with net capital requirements as of March 31, 2011. The Company's net capital was brought back into compliance on April 6, 2011.

Supplementary Information

Associated Financial Services, Inc.
(A Wholly-Owned Subsidiary of RTM, Ltd.

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2011

		Schedule I
NET CAPITAL		
Total stockholder's equity from the statement of financial condition	$	76,548
Deductions		
Nonallowable assets:		
Haircuts on securities		(1,938)
Note receivable from officer		(76,300)
Net capital	$	(1,690)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$	5,000
Excess (deficit) net capital	$	(6,690)
Excess (deficit) net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	(7,690)
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	44,597
Ratio of aggregate indebtedness to net capital		(26.39:1)
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	(1,690)
Audit adjustments		-
	$	(1,690)
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$	44,597
Audit adjustments		-
	$	44,597

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Associated Financial Services, Inc.
Fargo, North Dakota

In planning and performing our audit of the financial statements and supplemental schedule of Associated Financial Services, Inc. (the Company), as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

www.eidebailly.com
4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of procedures performed in our audit of the financial statements of Associated Financial Services, Inc. as of and for the year ended March 31, 2011, and this report does not affect our report thereon dated May 19, 2011.

Violation of Net Capital Requirements

The Company was out of compliance with net capital requirements as of March 31, 2011. The compliance issue was discovered and corrected by April 6, 2011. An ideal system of internal controls would have detected that net capital was approaching minimum requirements and provided management with adequate notice to prevent the violation.

We also identified a deficiency in internal control that we consider to be a significant deficiency, described below:

Segregation of Duties

It is desirable from the standpoint of a good internal control situation that the functions of the execution of transactions, recording of transactions, and accountability for assets be performed by different employees. The limited number of office personnel of **Associated Financial Services, Inc.** prevents a proper segregation of accounting functions necessary to assure adequate internal control. The most effective controls lie in management's knowledge of matters relating to the Company's operations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
May 19, 2011